UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 8, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Kazia Therapeutics Limited

File No. 0-29962 - CF#35573

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Kazia Therapeutics Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on October 25, 2017, as amended.

Based on representations by Kazia Therapeutics Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.11	through October 25, 2026
Exhibit 4.12	through October 25, 2026
Exhibit 4.13	through February 29, 2020
Exhibit 4.14	through December 31, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary